FORM 6-K

                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549


                  Report of Foreign Private Issuer


                 Pursuant to Rule 13a-16 or 15d-16
              of the Securities Exchange Act of 1934


                         25 November 2002


                             mmO2 plc


                        Wellington Street
                Slough, Berkshire SL1 1YP, England

             (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F..X...    Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes .....   No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Director Shareholding sent to the London Stock Exchange on 25 November 2002




                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1.  Name of company

    mmO2 plc


2.  Name of director

    Stephen Hodge
    Neelie Kroes
    Ian Meakins
    Paul Myners
    Andrew Sukawaty


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

    2 above


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

    2 above


5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

    N/A


6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

    Acquisition - following application of quarter-end Non-Executive Director net fee for purchase of shares in the Company.


7.  Number of shares / amount of stock acquired

    Stephen Hodge              4,608
    Neelie Kroes               8,389
    Ian Meakins                5,015
    Paul Myners                9,216
    Andrew Sukawaty           13,932


8.  Percentage of issued class

    N/A


9.  Number of shares/amount of stock disposed

    N/A


10. Percentage of issued class

    N/A


11. Class of security

    Ordinary shares of 0.1p each


12. Price per share

    GBP 0.5383


13. Date of transaction

    25 November 2002


14. Date company informed

    25 November 2002


15. Total holding following this notification

    Stephen Hodge         69,923
    Neelie Kroes          18,053
    Ian Meakins           10,800
    Paul Myners          219,847
    Andrew Sukawaty       30,002


16. Total percentage holding of issued class following this notification

    De minimis


If a director has been granted options by the company please complete the following boxes.


17. Date of grant




18. Period during which or date on which exercisable




19. Total amount paid (if any) for grant of the option




20. Description of shares or debentures involved: class, number




21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise




22. Total number of shares or debentures over which options held following this notification




23. Any additional information




24. Name of contact and telephone number for queries

    Kelly Knight - 01753 628138


25. Name and signature of authorised company official responsible for making this notification

    Kelly Knight


Date of Notification

25 November 2002


The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.




                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                 mmO2 plc


Date: 25 November 2002                  By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary